July 2, 2021 VIA EDGAR United States Securities and Exchange Commission	White & Case LLP 1221 Avenue of the Americas New York, NY 10020-1095 T +1 212 819 8200 whitecase.com
Division of Corporate Finance
Office of Real Estate & Construction
100 F Street, NE Washington, D.C. 20549

Attn:	Jan Woo Folake Ayoola

Re:	DA32 Life Science Tech Acquisition Corp. Draft Registration Statement on Form S-1 Submitted May 28, 2021 CIK No. 0001863294

Ladies and Gentlemen:

On behalf of our client, DA32 Life Science Tech Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced draft registration statement on Form S-1 submitted on May 28, 2021 (the “Draft Registration Statement”), contained in the Staff’s letter dated June 23, 2021 (the “Comment Letter”).

The comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the response set forth below refer to page numbers in the Registration Statement on Form S-1 as filed on July 2, 2021 (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1 submitted May 28, 2021

Summary

Founder shares, page 13

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Given that a business combination requires the approval of a majority of the outstanding shares of common stock voted present and entitled to vote at the meeting, disclose the number of public shares that would be needed to vote in favor of a business combination assuming the minimum number of shares representing a quorum are voted.

Response: The Company has revised the disclosure on page 17. The number of public shares needed to vote in favor of a business combination, assuming the minimum number of shares representing a quorum are voted, is 7,175,001 shares, or 35.88% of the 20,000,000 public shares being sold in the offering.

United States Securities and Exchange Commission

July 2, 2021

If you have any questions related to this letter, please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Henrikki Harsu at (212) 819-7628 of White & Case LLP.

Sincerely,

/s/White & Case LLP

White & Case LLP

    cc:    Steve Kafka, Chief Executive Officer, DA32 Life Science Tech Acquisition Corp.

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